EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Quarter ended March 31, 2024; Notice of Management Conference Call

ST HELIER, Jersey, May 13, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter ended March 31, 2024 (the "Quarter"). Further information on the financial and operating results for the Quarter can be found in the Management Discussion and Analysis ("MD&A") and the unaudited interim financial statements which are available on the Company's website and which are being filed on SEDAR today.

Financial Highlights

  Gross profit of $13.8 million (Q1 2023: $5.8 million). Gross profit for the Quarter increased from Q1 2023, due to higher gold revenue of $38.5 million and lower production costs.
  EBITDA in the period of $9.9 million (Q1 2023: $2.3 million). Blanket Mine (“Blanket”) contributed EBITDA of $17.5 million (Q1 2023: $11.3 million).
  On-mine cost1 per ounce of $993 at Blanket in the Quarter was virtually unchanged from Q1 2023’s amount of $991.
  All-in sustaining cost (“AISC”) was $1,296 per ounce (Q1 2023: $1,412 per ounce). The AISC per ounce in the Quarter decreased by 8.2% predominantly due to the lower production costs incurred at Bilboes and the non-recurrence of advisory costs for the Bilboes acquisition in 2023. AISC includes the benefit of the solar plant electricity saving of $51 per ounce for the Quarter. Although lower than Q1 2023, AISC is expected to be higher for the full year than in previous years due to the classification of certain items of ongoing capital expenditure on projects that are now treated as “sustaining” investment rather than “expansion” investment.
  The accelerated devaluation of the Zimbabwe currency, during the Quarter, resulted in a foreign exchange loss of $4.1 million (Q1 2023: $1.5 million gain).
  Adjusted earnings per share (“EPS”) amounted to 26.9 cents (Q1 2023: loss of 29.1 cents).
  Net cash from operating activities amounted to $4.9 million (Q1 2023: net cash outflow of $0.9 million). The higher operating profit increased the net cash from operating activities, partly offset by $4.1 million of short-term working capital movements at the end of the Quarter.
  Net cash and cash equivalents of -$14.2 million (Dec 31, 2023: -$11 million). Net cash decreased by $2.3 million due to short-term working capital movements at the end of the Quarter and $3.6 million of foreign exchange losses.
  Quarterly dividends of 14 cents per share were paid in January and April of 2024.

Operating Highlights

  17,476 ounces of gold produced in the Quarter (Q1 2023: 16,141 ounces) of which 17,050 ounces were produced at Blanket and 426 ounces were produced at the Bilboes oxide mine.
  Gold produced at Blanket was a 6% increase from Q1 2023 due to higher tonnage and grade and improved gold recovery.
  7,956 ounces of gold were produced at Blanket in April 2024 (April 2023: 5,194).
  Encouraging results from the deep-level drilling programme at Blanket, as announced in January 2024, which is currently evaluating the continuity of the mineralised zones on the Blanket and Eroica ore bodies. Total drilling for 2023 was 13,280 metres and the results will be reflected in a revised mineral resource statement and expected increase in life of mine to be announced shortly.

Outlook

  Production guidance for Blanket for the year to December 31, 2024 of 74,000 to 78,000 ounces of gold is maintained.
  On mine cost guidance for Blanket for the year to December 31, 2024 is maintained at $870/oz to $970/oz and AISC guidance is maintained at 1,370/oz to 1470/oz.

Mark Learmonth, Chief Executive Officer, commented:

“The first quarter of 2024 got off to a strong start with an increase in production and profit, supported by a favourable gold price. This has continued through April and into May.

“We were highly encouraged by the results from the underground exploration programme which has yielded excellent results indicating that the Blanket, Eroica and AR South ore bodies have better than expected grades and widths at depth. The results of this drilling programme are being incorporated into a new technical report summary for Blanket Mine which we will announce shortly; it will show a meaningful increase in the life of the mine at Blanket.

“Work to refresh the existing study for the large-scale sulphide project at Bilboes is well-advanced. Management is considering various options for developing Bilboes, with a view to optimising capital allocation and maximising the uplift in value for Caledonia shareholders. I look forward to updating investors with these results in the next few weeks. Thereafter, the work on the selected development route will be upgraded to a feasibility study. This activity will take place in parallel with a process to secure debt finance for the project.”

Conference Call Details

A presentation of the results for the Quarter and outlook for Caledonia will be available on Caledonia's website (www.caledoniamining.com). Management will host a conference call / webinar at 2pm London time on May 13, 2024.

When: May 13, 2024 02:00 PM London

Topic: Q1 2024 Results Call for Shareholders

Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_us6Gi-teTbCOpV_QF_mJaQ

After registering, you will receive a confirmation email containing information about joining the webinar.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/ Matt Hogg	Tel: +44 20 3100 2000
Camarco, Financial PR/ IR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)
($’000’s)
	3 Months ended Mar 31
	2024	2023
Revenue	38,528	29,435
Royalty	(1,934)	(1,480)
Production costs	(18,960)	(19,850)
Depreciation	(3,819)	(2,255)
Gross profit	13,815	5,850
Net foreign exchange (loss) gain	(4,139)	1,533
Administrative expenses	(2,611)	(5,938)
Net derivative financial instrument expenses	(302)	(434)
Equity-settled share-based expense	(201)	(110)
Cash-settled share-based expense	(53)	(280)
Other expenses	(600)	(640)
Other income	164	18
Operating profit (loss)	6,073	(1)
Net finance costs	(726)	(767)
Profit (loss) before tax	5 347	(768)
Tax expense	(2,530)	(3,502)
Profit (loss) for the period	2,817	(4,270)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(144)	(369)
Total comprehensive income (loss) for the period	2,673	(4,639)

Profit (loss) attributable to:
Owners of the Company	2,131	(5,030)
Non-controlling interests	686	760
Profit (loss) for the period	2,817	(4,270)

Total comprehensive income (loss) attributable to:
Owners of the Company	1 987	(5,399)
Non-controlling interests	686	760
Total comprehensive income (loss) for the period	2 673	(4,639)

Earnings (loss) per share (cents)
Basic earnings (loss) per share	10.6	(30.3)
Diluted earnings (loss) per share	10.6	(30.2)
Adjusted earnings (loss) per share (cents)
Basic	26.9	(29.1)
Dividends paid per share (cents)	14.0	14.0

Condensed Consolidated Statements of Cash Flows
($’000’s)
	3 months ended Mar 31
	2024	2023

Cash inflow from operations	6,535	664
Interest received	6	5
Finance costs paid	(573)	(200)
Tax paid	(1,081)	(1,345)
Net cash inflow (outflow) from operating activities	4,887	(876)

Cash flows used in investing activities
Acquisition of property, plant and equipment	(3,741)	(4,593)
Acquisition of exploration and evaluation assets	(430)	(144)
Acquisition of put options	(240)	-
Net cash used in investing activities	(4,411)	(4,737)

Cash flows from financing activities
Dividends paid	(2,720)	(2,424)
Payment of lease liabilities	(37)	(37)
Shares issued – equity raise (net of transaction cost)	-	10,823
Loan note instrument – Motapa payment	-	(5,399)
Loan note instrument – solar bond issue receipts (net of transaction cost)	-	4,500
Net cash (used in) from financing activities	(2,757)	7,463

Net (decrease) increase in cash and cash equivalents	(2,281)	1,850
Effect of exchange rate fluctuations on cash and cash equivalents	(847)	(157)
Net cash and cash equivalents at beginning of the period	(11,032)	1,496
Net cash and cash equivalents at end of the period	(14,160)	3,189

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Mar 31 2024	Dec 31 2023

Total non-current assets		274,307	274,074
Income tax receivable		80	1,120
Inventories		20,542	20,304
Derivative financial assets		26	88
Trade and other receivables		7,558	9,952
Prepayments		3,947	2,538
Cash and cash equivalents		1,831	6,708
Assets held for sale		13,486	13,519
Total assets		321,777	328,303
Total non-current liabilities		22,611	23,978
Cash-settled share-based payments – short term portion		313	920
Income tax payable		102	10
Lease liabilities – short term portion		141	167
Loan note instruments – short term portion		665	665
Trade and other payables		20,842	20,503
Overdraft and term loans		15,991	17,740
Liabilities associated with assets held for sale		96	128
Total liabilities		60,761	64,111
Total equity		261,016	264,192
Total equity and liabilities		321,777	328,303

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.